Exhibit 99.1

LightInTheBox Announces Management Changes

BEIJING, July 23, 2018 /PRNewswire/ — LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced certain management changes.

Mr. Zhiping Qi has been elected as Chief Executive Officer of LightInTheBox by the Board of Directors (the “Board”) of the Company. Mr. Qi is also expected to join the Board following the extraordinary general meeting of shareholders which will take place on August 17, 2018. Mr. Qi is one of the founding team members and was Co-President and Vice Chairman of Shenzhen Sinoagri E-Commerce Co, Ltd. (“Shenzhen Sinoagri”), an online agricultural procurement and distribution service provider, from 2010-2017. Mr. Qi was responsible for its overall strategic planning, investments, and management. Mr. Qi has been Executive Director and Co-Chief Executive Officer of Zall Smart Commerce Group Ltd. (formerly known as Zall Group Ltd.) (“Zall”). Mr. Qi has extensive experience in operating and managing supply chains, investing in the development of e-commerce platforms, strategic planning and the management and deployment of resources globally. Mr. Qi obtained his bachelor’s degree in corporate management from Shenzhen University in 1994. Mr. Qi completed the Executive Master of Business Administration (EMBA) program at the China Europe International Business School.

In addition, the Company has received and accepted the voluntary resignation of Mr. Robin Lu, Chief Financial Officer of the Company, due to personal reasons. Mr. Lu will work to ensure a smooth transition until his last day before the end of the third quarter of 2018.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 90% of global Internet users.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Christensen
Ms. Xiaoyan Su
Tel: +86 (10) 5900 3429
Email: ir@lightinthebox.com